October 12, 2006
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attention: Donna Levy

Re:	NACG Holdings Inc. Amendment No. 1 to Form F-1 Filed September 7, 2006 File No. 333-135943 North American Energy Partners, Inc. Form 20-F, as amended Filed November 23, 2005 File No. 333-111356
Ladies and Gentlemen:
On behalf of the above-referenced Registrants, we have filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement (the “Registration Statement”). Amendment No. 2 reflects all changes made to the Registration Statement.
In this letter, we set forth the Registrants’ responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 28, 2006, with respect to the above-referenced filings. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

United States Securities and Exchange Commission
October 12, 2006

Form F-1
General
1.	We note your response to our prior comment 3 and re-issue it. We will need time to review all new disclosure, including the identification of the selling shareholders, any artwork or graphics and the intended price range. Similarly, we will need time to review all omitted exhibits, including the opinions of counsel, 2004 Share Option Agreement, employment agreements and underwriting agreement. You can expedite the review process by providing all this information and by filing all such documents promptly.
We note your response in regard to the Acquisition Agreement with Noramac, the Voting and Corporate Governance Agreement, and the Advisory Services Agreement. In regard to the Acquisition Agreement with Noramac, we believe that it is required to be filed under Item 601(2) of Regulation. S-K. In regard to the Voting and Corporate Governance Agreement and the Advisory Services Agreement, since they are with related parties we believe that these contracts are required to be filed under Item 601(10) of Regulation S-K. Accordingly, we renew our request that you file each of these agreements as exhibits.
Response: The selling shareholders have been identified in the section entitled “Principal and Selling Shareholders” beginning on page 111. The artwork and graphics to be included in the Registration Statement have been included in the courtesy copies of Amendment No. 2 delivered to the Staff with this letter. The Registrant will supplementally provide the expected price range for the offering to the Staff.
The Registrant has filed with Amendment No. 2 the form of underwriting agreement as Exhibit 1.1, the purchase agreement with Norama Ltd. as Exhibit 2.1, the legal opinion as Exhibit 5.1, the Voting and Corporate Governance Agreement as Exhibit 10.17 and the Advisory Services Agreement as Exhibit 10.18, and will file the remaining required exhibits as they are available in one or more subsequent pre-effective amendments to the Registration Statement.
2.	We note your response to our prior comment 5. Please place this disclosure in the prospectus, as required by Item 5A of Form F-1.
Response: The Registrant respectfully submits that the undertaking required by paragraph (h) of Item 512 of Regulation S-K has been included, as the Registrant intends to request acceleration of the effective date of the Registration Statement. The

United States Securities and Exchange Commission
October 12, 2006

Registrant’s understanding is that if the undertaking required by paragraph (h) of Item 512 is included then the disclosure provided for in Item 510 of Regulation S-K is not required to be included in the prospectus.
3.	We note your response to our prior comment 7 and understand that you will update the information in the capitalization table at the appropriate time.
Response: The Registrant has updated the capitalization table on page 32 to present the Registrant’s capitalization as of June 30, 2006. The Registrant will update the information in the capitalization table to a date within 60 days of the date of the document in a subsequent pre-effective amendment.
4.	We note your response to our prior comment 9 in regard to the disclosure of material contracts required by item 10.C of Form 20-F. Please add a section heading to the prospectus for “Material Contracts” and refer the reader to those sections of the prospectus where these contracts are discussed.
Response: The Registrant has included the requested disclosure under the heading “Business—Material Contracts” beginning on page 92.
Prospectus Summary, page 1
5.	We note your response to our prior comment 11 and reissue it in part. The discussion under the subsection “Our Company” in the summary section repeats the discussion in the Business section under “Our Company.” In addition the remaining disclosure in the summary section under “Our Competitive Strengths,” “Our Strategy,” and “Our Markets” is similar to the disclosure in the beginning of the Business section. Please refer to the Instruction to Item 503(a) of Regulation S-K and identify those aspects of the offering that are most significant and highlight them in clear, plain language.
Response: The Registrant has further summarized the Summary section beginning on page 1. The Registrant respectfully notes that the textual portion of the Summary section relating to the Registrant has been shortened to five pages.

United States Securities and Exchange Commission
October 12, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47
General
6.	We note your response to our prior comment 24, and reissue it. The purpose of the risk factor discussion is to identify factors that make the offering speculative or risky. Conversely, a discussion of any known trends, uncertainties, demands, commitments or events should contemplate both positive and negative items that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please also refer to Section 501.12.b.3 and .4 of the Financial Reporting Codification.
Response: The Registrant refers the Staff to the added disclosure on page 72.
Restatements
Misstatements Due to Internal Control Deficiencies, page 48
7.	We note the discussion on page 55 in the amended Form 20-F filed by North American Energy Partners in regard to the auditors identifying a number of significant weaknesses in regard to your financial reporting processes and internal controls in connection with the 2006 audit. Please provide this information in the F-1.
Response: The Registrant has added disclosure on page 55 of Amendment No. 2 to describe the significant weaknesses identified by its auditors.
Related Party Transactions
Voting and Corporate Governance Agreement
Termination, page 99
8.	We note your response to our prior comment 35 and understand that you will update the disclosure in regard to the type of information deliverable to the sponsors in a future amendment.

United States Securities and Exchange Commission
October 12, 2006

Response: The Registrant has updated the disclosure beginning on page 111 regarding the information to be provided to the sponsors after termination of the Voting and Corporate Governance Agreement.
Principal and Selling Shareholders,page 102
9.	We note your response to our prior comment 37 and understand that you will provide a description of any material relationships that the selling shareholders have, or have had with you in a future amendment.
Response: The Registrant has identified the selling shareholders and described any material relationships the selling shareholders have, or have had, with the Registrant over the past three years on pages 114 to 116.
Underwriting, page 121
10.	We note your response to our prior comment 40. Please state your response in the prospectus.
Response: The Registrant has included its response on page 135.
Form 20-F of North American Energy Partners Inc.
Controls and Procedures, page 55
11.	We re-issue our prior comment 45 in part. We note the identification of the procedures that have been put in place since the spring of 2005 to address the control deficiencies. However, you state that North American Energy Partners’ President and Vice President-Finance concluded that “...the design of our disclosure controls and procedures are effective in all material respects to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required.” Please revise the disclosure to state, if true, that such officers have concluded that the disclosure controls and procedures are effective (as opposed to effective in all material respects) as of the end of the reporting period.
Response: The Registrant confirms that it will file a second amendment to the Form 20-F for the year ended March 31, 2005 (the “2005 Form 20-F”) within 10 business days of the Staff’s letter dated September 28, 2006 to delete the words “in all material respects” from

United States Securities and Exchange Commission
October 12, 2006

the disclosure referenced in the Staff’s comment. The Registrant will also file an amendment to its Form 20-F for the fiscal year ended March 31, 2006 (the “2006 Form 20-F”) to delete this same language.
12.	We note the disclosure in regard to the auditors identifying a number of significant weaknesses in regard to the financial reporting processes and internal controls in connection with the 2006 audit. Please state the weaknesses that were identified. Please also provide this information in the MD&A section of the F-1.
Response: The Registrant has revised the disclosure on page 55 of Amendment No. 2 and confirms that it will revise the disclosure in the amendments to the 2005 Form 20-F and the 2006 Form 20-F to describe the significant weaknesses identified by its auditors.
13.	We note the statement that there were no changes to the internal controls over financial reporting during the fiscal year ended March 31, 2006. Please revise to refer to the fiscal year ended March 31, 2005.
Response: The Registrant confirms that it will revise the referenced disclosure in the amendment to the 2005 Form 20-F to refer to the fiscal year ended March 31, 2005.
Courtesy packages containing a copy of Amendment No. 2 and this letter are being delivered to each individual shown as a carbon copy recipient of the Staff's comment letter.
If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Amendment No. 1, please contact the undersigned at 713-221-1306 or Troy Harder at 713-221-1456.
Very truly yours,
Bracewell & Giuliani LLP

/s/ Gary W. Orloff
Gary W. Orloff
GWO/pd
Enclosure

cc:	Mr. Vincent J. Gallant NACG Holdings Inc. Mr. Kris F. Heinzelman Cravath, Swaine & Moore LLP